[Sutherland Asbill & Brennan LLP Letterhead]

DAVID S. GOLDSTEIN

DIRECT LINE: 202.383.0606

Internet: david.goldstein@sablaw.com

February 14, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GE Investments Funds, Inc.

File No. 811-04041

Commissioners:

On behalf of GE Investments Funds, Inc. (the “Company”), attached for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of Regulation S-T, is a conformed electronic format copy of the definitive solicitation materials requesting voting instructions from owners of variable annuity contracts and variable life insurance contracts (“contract owners”) indirectly invested in the Real Estate Securities Fund (the “Fund”), an investment portfolio of the Company, with respect to a number of proposals pertaining to the operation of the Fund.

By telephone on February 9, 2006, Mark Cowan, a member of the staff of the Commission, provided us with comments regarding the Company’s preliminary proxy materials filed on January 31, 2006. On behalf of the Company, set forth below are the comments received by the Company and the Company’s responses to those comments.

1.	Please indicate whether the insurance companies require that a minimum number of contract owners provide voting instructions prior to the insurance companies voting the shares held by their respective separate accounts.

The insurance companies do not require the receipt of voting instructions from a minimum number of contract owners prior to voting the shares held in their respective separate accounts. We have added disclosure to this effect on pages 3-4 of the proxy statement.

2.	Please highlight the fact that because GE Asset Management Incorporated (“GEAM”) will be paying less to Urdang Securities Management, Inc. (“Urdang”) under the proposed sub-advisory agreement (the “Proposed Sub-Advisory Agreement”) than it pays to Seneca Capital Management, LLC (“Seneca”) under its sub-advisory agreement with Seneca, GEAM will be retaining more of its management fee from the Fund while providing the same level of services to the Fund.

We have added disclosure consistent with the comment on pages 8-9 of the proxy statement.

3.	Please discuss whether in approving the Proposed Sub-Advisory Agreement, the board of directors of the Company (the “Board”) considered the fact that GEAM will be retaining more of its management fee under the arrangement with Urdang than it currently retains under its arrangement with Seneca, and discuss the Board’s conclusions related thereto.

We have added disclosure consistent with the comment on page 12 of the proxy statement.

4.	With respect to each proposal, please discuss what the result will be if the proposal is not approved.

We have added disclosure consistent with the comment with respect to Proposals 1 and 3 on pages 7 and 17, respectively. This disclosure was already present with respect to Proposals 2 and 4. In addition, on pages 4-5, we have added disclosure that each proposal will be voted on separately, and that the approval of each proposal is not contingent upon the approval of any other proposal.

In connection with our responses to Mr. Cowan’s comments, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) comments from the Commission staff or changes to disclosure in response to comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert comments from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions of comments, please call the undersigned at the above number or Michael Pawluk at (202) 383-0770.

Sincerely,

/s/ David S. Goldstein
David S. Goldstein

Attachment

cc:	Jeanne LaPorta, Esq.

JoonWon Choe, Esq.

Joseph Carucci